SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-8401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc,

1100 North Glebe Road,

Arlington, Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Sponsor

CACI $MART Plan

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for each of the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

McLean, Virginia

June 10, 2005

CACI $MART Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$4,126	$36,504
Investments, at fair value	309,332,455	216,764,236
Receivables:
Contributions receivable – employer	3,108,507	2,000,368
Contributions receivable – employee	1,779,334	1,181,589

Total receivables	4,887,841	3,181,957

Net assets available for benefits	$314,224,422	$219,982,697

See accompanying notes to financial statements

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Investment income - interest and dividends	$5,437,187	$3,575,682
Contributions:
Employer	11,801,825	8,068,156
Participant	35,895,623	23,140,587
Rollover	16,982,439	5,867,887

Total contributions	64,679,887	37,076,630

Net assets transferred in from other plans	11,887,534	6,233,404
Net appreciation in fair value of investments	31,584,431	34,591,420

Total additions	113,589,039	81,477,136

Deductions:
Benefits paid to participants	19,321,371	11,109,479
Administrative expenses	25,943	23,362

Total deductions	19,347,314	11,132,841

Net increase in net assets	94,241,725	70,344,295

Net assets available for benefits:
Beginning of year	219,982,697	149,638,402

End of year	$314,224,422	$219,982,697

See accompanying notes to financial statements

CACI $MART Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a)	General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Matching

401(k) and profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund containing a separate account for each participant.

In October 2002, the Plan Sponsor acquired Acton Burnell, Inc. Effective October 1, 2003, the Acton Burnell Inc. Salary Savings Plan and Trust Plan (the Acton Burnell Plan) was merged into the Plan, and approximately $6.2 million of Acton Burnell Plan assets were transferred to the Plan.

In October 2003, the Plan Sponsor acquired C-CUBED Corporation. Effective January 1, 2004, the C-CUBED Corporation Employees 401(k) Plan (the C-CUBED Plan) was merged into the Plan, and approximately $10.8 million of C-CUBED Plan assets were transferred to the Plan.

b)	Eligibility

Substantially all employees of the Plan Sponsor that are based in the United States, regardless of age, are eligible to participate upon their date of hire.

c)	Contributions

Effective on their date of hire, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3 percent of their compensation is deferred and contributed to the Plan.

Through September 30, 2003, participants could elect to defer between 1 and 25 percent of their annual pre-tax compensation, or between 1 and 7 percent of annual pre-tax compensation for those participants deemed to be highly compensated participants. Beginning October 1, 2003, the maximum percentage of annual pre-tax compensation that highly-compensated participants could defer was increased to 8 percent. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer toward the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

The Company provides matching contributions equal to 50 percent of the first 6 percent of participants’ deferred compensation. In addition, the Company contributes an amount equal to 2 percent of compensation each year on behalf of eligible participants in the TEAS Group. The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results.

Participants must be employed on the last day of each quarter to be eligible for matching contributions, and on the last day of the Plan year end to be eligible for a profit-sharing contribution. There were no discretionary profit-sharing contributions during the years ended December 31, 2004 and 2003.

Contributions are subject to certain percentage and/or dollar limitations as imposed by the Plan and the Internal Revenue Service.

CACI $MART Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

d)	Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and, except for participants of the TEAS Group, vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Prior to January 1, 2004, participants became 100 percent vested after five years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants became 100 percent vested in Company matching and profit-sharing contributions after three years of continuous service. Those participants that work in the TEAS Group vest immediately in 100 percent of the Company matching contributions, and vest in the profit-sharing contributions in the same manner as other participants; that is, based on years of continuous service.

e)	Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, matching contributions, and allocations of (1) any discretionary profit-sharing contributions, and (2) Plan investment earnings. Participant accounts are debited by an allocation of Plan administrative expenses.

CACI $MART Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

e)	Participant Accounts (continued)

Allocations of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

f)	Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

g)	Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and record-keeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan, or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During the years ended December 31, 2004 and 2003, the Plan funded administrative expenses of $25,943 and $23,362, respectively. The Plan Sponsor paid all other administrative expenses.

h)	Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50 percent of the vested balance of the participant’s account, or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Effective January 1, 2002, participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be for up to 15 years. Payments of interest and outstanding principle balances are made primarily through automatic payroll deductions.

Interest is charged over the term of the loan at the prime rate plus 1 percent based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

i)	Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant, or

CACI $MART Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

i)	Retirement and Disability Benefits or Termination of Employment (continued)

a single life annuity for a single participant. Alternative forms of distribution include single life annuity, installment, or lump sum cash payments. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

j)	Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

2.	Summary of Significant Accounting Policies

a)	Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c)	Investment Valuation and Income Recognition

The Plan’s investments are generally reported at fair value. The mutual fund shares of registered investment companies are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. The value of the Plan’s investment in CACI International Inc. common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year. Listed securities are valued at fair market value based on the closing price on a national securities exchange on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on a trade date basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation in the fair value of investments consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d)	Participant Benefits

Benefit payments made to participants, or transferred to another qualified plan at the direction of participants, are recorded when paid.

CACI $MART Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

e)	Forfeitures

Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $728,215 and $490,885 during the years ended December 31, 2004 and 2003, respectively, by the offset of available forfeited balances. At December 31, 2004 and 2003, forfeited non-vested account balances available to offset future Company contributions totaled $159,923, and $145,407, respectively.

f)	Risk and Uncertainties

The Plan provides for a number of investment options, primarily in a stock and mutual funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants account balances and the amounts reported in the accompanying financial statements.

3.	Investments

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2004 and 2003, are as follows:

	2004	2003
CACI International Inc. Common Stock	$44,609,265	$30,863,191
T. Rowe Price Stable Value Fund	$37,144,784	$32,319,302
T. Rowe Price Blue Chip Growth Fund	$24,937,110	$18,367,615
T. Rowe Price International Stock Fund	$20,552,077	$16,384,787
PIMCO Total Return Fund	$19,394,069	$16,352,355
T. Rowe Price Small-Cap Stock Fund	$18,892,439	$12,979,024
T. Rowe Price Equity Index 500 Fund	$16,388,297	$12,806,329
T. Rowe Price Personal Strategy Balanced Fund	*	$24,078,016
Franklin Small-Mid Cap Growth Fund	*	$11,404,612

*	Represents less than 5 percent of the Plan’s assets

CACI $MART Plan

Notes to Financial Statements (continued)

3.	Investments (continued)

During 2004 and 2003, the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated in value as follows:

	2004	2003
Mutual funds	$18,903,943	$26,268,424
Common stock	12,680,812	8,322,996

	$31,584,755	$34,591,420

4.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants will become 100 percent vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee shall either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

5.	Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor, by a letter dated May 14, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the applicable sections of the Internal Revenue Code. Subsequent to the receipt of this determination letter, the Plan was amended. The Plan Sponsor believes that the Plan, as amended, and the related trust are currently designed, and are being operated, in compliance with the applicable requirements of the Internal Revenue Code, and are therefore qualified and tax-exempt under the Internal Revenue Code.

6.	Parties-In-Interest

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.

CACI $MART Plan

Notes to Financial Statements (continued)

7.	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the Internal Revenue Service Form 5500 (Form 5500) for benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported on benefits payable at year end under United States generally accepted accounting principles, and thus are not reflected in the accompanying financial statements. The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003, as reported in the financial statements to those as reported in the Form 5500:

	2004	2003
Net assets available for benefits as reported in the financial statements	$314,224,422	$219,982,697
Less amounts allocated to withdrawing participants	(128,124)	(172,102)

Net assets available for benefits as reported in the Form 5500	$314,096,298	$219,810,595

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2004 and 2003, as reported in the financial statements to those as reported in the Form 5500:

	2004	2003
Benefits paid to participants as reported in the financial statements	$19,321,371	$11,109,479
Add amounts allocated to withdrawing participants at end of year	128,124	172,102
Less amounts allocated to withdrawing participants at beginning of year	(172,102)	(11,613)

Benefits paid as reported in the Form 5500	$19,277,393	$11,269,968

8.	Subsequent Events

Effective January 1, 2005, the Plan was amended to increase the allowable salary deferral to 75 percent of annual pre-tax compensation, subject to IRS limits.

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets

(Held At End of Year)

December 31, 2004

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
	Franklin Small-Mid Cap Growth Fund	Mutual Fund		$15,240,745
	Janus Fund	Mutual Fund		3,961,257
	Harris Large Cap Value Fund	Mutual Fund		4,140,857
	PIMCO Total Return Fund	Mutual Fund		19,394,069
	PIMCO Renaissance Fund	Mutual Fund		6,934,929
*	T. Rowe Price Financial Services Fund	Mutual Fund		5,105,745
*	T. Rowe Price Health Sciences Fund	Mutual Fund		6,982,972
*	T. Rowe Price Media & Telecommunication	Mutual Fund		5,110,233
*	T. Rowe Price International Stock Fund	Mutual Fund		20,552,077
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund		16,388,297
*	T. Rowe Price Science & Technology Fund	Mutual Fund		3,409,575
*	T. Rowe Price Small-Cap Stock Fund	Mutual Fund		18,892,439
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund		24,937,110
*	T. Rowe Price Retirement Income Fund	Mutual Fund		2,573,398
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund		3,641,002
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund		11,744,586
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund		10,047,736
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund		8,261,339
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund		11,168,383
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund		7,456,260
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund		6,088,962
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund		5,969,923
*	T. Rowe Price Value Fund	Mutual Fund		2,820,899
*	T. Rowe Price Stable Value Common Trust Fund	Common Trust		37,144,784
*	CACI International Inc	Common Stock		44,609,265
*	Plan Participants	Participant loans receivable (maturing 2004 to 2018 with interest rates of 5.0%-10.5%)		5,614,068

	Tradelink Investments	Participant-Directed Brokerage Accounts		1,141,545

	Total Investments			$309,332,455

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 29, 2005	By:	/s/ Patrick Stefl
Patrick Stefl
Senior Vice President,
Administrative Services

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP